Exhibit 99.1

Oatly Reports Fourth Quarter and Full Year 2023 Financial Results

MALMÖ, Sweden, February 15, 2024 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and twelve months ended December 31, 2023.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am proud of the progress that we made throughout 2023. It was a pivotal year where we executed a significant re-calibration of the entire organization to stabilize our business and ensure we are properly positioned for long-term success. We did this while driving solid top-line growth and significant improvements in our gross profit, selling, general, and administrative expenses, and operating cash flow.”

Flatin added, “As we enter 2024, our financial guidance calls for solid top-line growth while delivering significant profit improvement as we focus on our top priority of driving toward profitable growth. We plan to continue driving toward profitable growth by bringing the Oatly magic to more people and delivering on the expected benefits of our resource re-calibration while maintaining our focus on execution.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and twelve months ended December 31, 2023 and 2022.

	Three Months Ended December 31,		$ Change			% Change
(Unaudited) (in thousands of U.S. dollars)	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	105,201	89,974	105,201	4,571	100,630	16.9%	11.8%	0.5%	11.3%
Americas	65,900	64,386	65,900	—	65,900	2.4%	2.4%	9.2%	-6.8%
Asia	33,020	40,708	33,020	(371)	33,391	-18.9%	-18.0%	-3.3%	-14.7%
Total revenue	204,121	195,068	204,121	4,200	199,921	4.6%	2.5%	2.0%	0.5%

	Twelve Months Ended December 31,		$ Change			% Change
(Unaudited) (in thousands of U.S. dollars)	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	402,168	345,509	402,168	3,350	398,818	16.4%	15.4%	4.9%	10.5%
Americas	250,264	223,880	250,264	—	250,264	11.8%	11.8%	2.9%	8.9%
Asia	130,916	152,849	130,916	(4,960)	135,876	-14.3%	-11.1%	-1.9%	-9.2%
Total revenue	783,348	722,238	783,348	(1,610)	784,958	8.5%	8.7%	3.1%	5.6%

Highlights

•
Fourth quarter revenue of $204.1 million, a 4.6% increase compared to the prior year period, and constant currency revenue increased 2.5%.
•
Gross margin in the fourth quarter was 23.4%, which is a 7.5 percentage points increase compared to the prior year period and an increase of 6.0 percentage points compared to the third quarter.
•
Fourth quarter net loss attributable to shareholders of the parent was $298.7 million compared to net loss of $125.2 million in the prior year period and net profit attributable to shareholders of the parent of $44.1 million in the third quarter.
•
Fourth quarter EBITDA loss was $228.0 million; fourth quarter Adjusted EBITDA loss was $19.2 million, which is an improvement of $41.2 million compared to the prior year period and an improvement of $16.8 million compared to the third quarter.
•
The Company is providing its full year 2024 outlook, which includes constant currency revenue growth in the range of 5% to 10%, adjusted EBITDA loss in the range of $(35) million to $(60) million, and capital expenditures below $75 million.

Fourth Quarter 2023 Results

Revenue increased $9.1 million, or 4.6% to $204.1 million for the fourth quarter ended December 31, 2023, compared to $195.1 million for the prior year period. Excluding a foreign currency exchange tailwind of $4.2 million, revenue for the fourth quarter was $199.9 million, or an increase of 2.5%. The growth in constant currency revenue was primarily driven by the EMEA and Americas segments, partially offset by expected declines in the Asia segment. Sold volume for the fourth quarter of 2023 increased 2.0% to 140 million liters compared to 137 million liters in the fourth quarter of 2022. Produced finished goods volume for the fourth quarter of 2023 was 136 million liters compared to 149 million liters for the fourth quarter of 2022.

The Company experienced revenue growth in both the retail channel and foodservice channel, partially offset by a decline in other channels in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Gross profit was $47.8 million for the fourth quarter of 2023 compared to $31.1 million for the fourth quarter of 2022 and $32.6 million for the third quarter of 2023. Gross profit margin was 23.4% in the fourth quarter of 2023, an increase of 750 basis points compared to the prior year period, and an increase of 600 basis points compared to the third quarter of 2023. The improvement compared to the third quarter was primarily driven by improvements in supply chain efficiency across each segment, partially offset by unfavorable mix in the Americas segment.

Research and development expenses in the fourth quarter of 2023 decreased $1.7 million to $5.3 million compared to $7.0 million in the prior year period.

Selling, general and administrative expenses in the fourth quarter of 2023 decreased $27.2 million to $80.7 million compared to $107.9 million in the prior year period. The decrease was primarily due to $9.8 million in employee related expenses, $9.0 million reduction in external consultants, legal contractor and other professional fees, $3.7 million in branding, advertising and marketing expenses, and a $1.6 million reduction in customer distribution costs.

Other operating income and (expenses), net for the fourth quarter of 2023 increased to an expense of $204.3 million compared to an expense of $41.1 million in the prior year period, comprised primarily of non-cash asset impairment charges of $172.6 million and other costs of $29.0 million related to discontinued construction of certain production facilities. The Company may incur additional costs not currently contemplated due to events associated with the discontinuation of construction at these facilities. The charges that the Company expects to incur are estimates subject to several assumptions, and actual results may differ.

Finance income and (expenses), net for the fourth quarter of 2023 increased to an expense of $50.5 million compared to an income of $3.1 million in the prior year period. The increase in the fourth quarter of 2023 was primarily driven by change in the fair value of the Convertible Notes issued in the second quarter of 2023.

Net loss attributable to shareholders of the parent was $298.7 million for the fourth quarter of 2023 compared to $125.2 million in the prior year period. The increase in net loss was primarily a result of increased other operating expenses, consisting of non-cash asset impairment charges and other costs related to discontinued construction of certain production facilities, and increased finance expenses offset by higher gross profit and lower selling, general and administrative expenses.

EBITDA loss for the fourth quarter of 2023 was $228.0 million, compared to an EBITDA loss of $111.2 million in the prior year period. The decline in EBITDA loss was primarily a result of higher non-cash asset impairment charges and other costs related to the discontinued construction of certain production facilities.

Adjusted EBITDA loss for the fourth quarter of 2023 was $19.2 million, compared to a loss of $60.5 million in the prior year period. The improvement in Adjusted EBITDA loss was primarily a result of higher gross profit as well as lower selling, general and administrative expenses.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA

Three months ended December 31, 2023 (Unaudited) (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,201	65,900	33,020	—	—	204,121
Intersegment revenue	203	—	1,852	—	(2,055)	—
Total segment revenue	105,404	65,900	34,872	—	(2,055)	204,121
Adjusted EBITDA	16,771	(1,783)	(8,045)	(26,165)	—	(19,222)
Share-based compensation expense	(542)	(930)	(753)	(2,462)	—	(4,687)
Restructuring costs(1)	(95)	(580)	(497)	(1,244)	—	(2,416)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Non-controlling interests	—	—	(112)	—	—	(112)
EBITDA	(142,417)	(46,302)	(9,407)	(29,871)	—	(227,997)
Finance income and (expenses), net	—	—	—	—	—	(50,486)
Depreciation and amortization	—	—	—	—	—	(14,618)
Loss before tax	—	—	—	—	—	(293,101)

Three months ended December 31, 2022 (Unaudited) (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	89,974	64,386	40,708	—	—	195,068
Intersegment revenue	4,165	—	2,187	—	(6,352)	—
Total segment revenue	94,139	64,386	42,895	—	(6,352)	195,068
Adjusted EBITDA	1,735	(4,661)	(21,004)	(36,534)	—	(60,464)
Share-based compensation expense	(1,121)	(763)	(1,327)	(4,530)	—	(7,741)
Restructuring costs(1)	(918)	(797)	(309)	(1,386)	—	(3,410)
Asset impairment charge and other costs related to assets held for sale(3)	—	(39,581)	—	—	—	(39,581)
EBITDA	(304)	(45,802)	(22,640)	(42,450)	—	(111,196)
Finance income and (expenses), net	—	—	—	—	—	3,098
Depreciation and amortization	—	—	—	—	—	(13,835)
Loss before tax	—	—	—	—	—	(121,933)

Twelve months ended December 31,2023 (Unaudited) (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	402,168	250,264	130,916	—	—	783,348
Intersegment revenue	1,725	—	7,317	—	(9,042)	—
Total segment revenue	403,893	250,264	138,233	—	(9,042)	783,348
Adjusted EBITDA	42,951	(28,137)	(64,595)	(107,780)	—	(157,561)
Share-based compensation expense	(1,781)	(3,531)	(4,704)	(11,430)	—	(21,446)
Restructuring costs(1)	(1,103)	(3,062)	(2,954)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Legal settlement(4)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(118,484)	(78,114)	(72,439)	(136,101)	—	(405,138)
Finance income and (expenses), net	—	—	—	—	—	48,847
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

Twelve months ended December 31,2022 (Unaudited) (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(3)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income and (expenses), net	—	—	—	—	—	(1,409)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 primarily refer to intersegment revenue for sales of products from EMEA to Asia.

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in the EMEA and Americas segments. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to the Ya Ya Foods USA LLC transaction (the “YYF Transaction”). See the Company's Form 6-K filed on January 3, 2023 and March 2, 2023 for further details.
(4)
Relates to US securities class action litigation settlement expenses.

EMEA

EMEA revenue increased $15.2 million, or 16.9%, to $105.2 million for the fourth quarter of 2023, compared to $90.0 million in the prior year period. The foreign exchange impact on revenue was $4.6 million compared to the prior year period. EMEA revenue for the fourth quarter was $100.6 million, or an increase of 11.8%, using constant exchange rates. The increase in revenue was primarily driven by price increases introduced at the beginning of the year, while volume growth was muted by higher volumes in the previous year as some customers purchased product ahead of the price increase. Approximately 80.3% of EMEA revenue was from the retail channel for the fourth quarter of 2023 compared to 82.3% in the prior year quarter. In each of the three months ended December 31, 2023 and 2022, the sold finished goods volume amounted to 74 million liters.

EMEA EBITDA loss increased $142.1 million to a loss of $142.4 million for the fourth quarter of 2023 compared to a loss of $0.3 million in the prior year period mainly driven by asset impairment charges. Adjusted EBITDA was a profit of $16.8 million for the fourth quarter of

2023 compared to a profit of $1.7 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit, while selling, general and administrative expenses increased compared to the fourth quarter of 2022.

Americas

Americas revenue increased $1.5 million, or 2.4%, to $65.9 million for the fourth quarter of 2023, compared to $64.4 million in the prior year period. The sold finished goods volume for the three months ended December 31, 2023 and 2022 amounted to 39 million and 36 million liters, respectively. The 9.2% volume increase was due to higher volumes across all channels, as we continued to expand distribution and launch new products. Approximately 48.0% of Americas revenue was from the retail channel in the fourth quarter of 2023 compared to 50.6% in the prior year period.

Americas EBITDA loss increased $0.5 million to a loss of $46.3 million for the fourth quarter of 2023 compared to a loss of $45.8 million in the prior year period. Adjusted EBITDA loss was $1.8 million compared to $4.7 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to lower selling, general and administrative expenses.

Asia

Asia revenue decreased $7.7 million, or 18.9%, to $33.0 million for the fourth quarter of 2023, compared to $40.7 million in the prior year period. Excluding a foreign currency exchange headwind of $0.4 million, Asia revenue for the fourth quarter was $33.4 million, or a decrease of 18.0%. The Asia segment decline was primarily driven by the prior decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products across the retail and e-commerce channels. Approximately 72.6% of Asia revenue was from the foodservice channel for the fourth quarter of 2023 compared to 68.6% in the prior year period. The sold finished goods volume for the three months ended December 31, 2023 and 2022 amounted to 26 million and 27 million liters, respectively.

Asia EBITDA improved $13.2 million to a loss of $9.4 million for the fourth quarter of 2023 compared to a loss of $22.6 million in the prior year period. Adjusted Asia EBITDA was a loss of $8.0 million compared to a loss of $21.0 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to a reduction in selling, general and administrative expenses, as the segment executed on its previously-communicated cost reduction program.

Corporate Overhead

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the fourth quarter of 2023 was $29.9 million, a decrease of $12.6 million compared to the prior year period. Adjusted EBITDA in the fourth quarter of 2023 was a loss of $26.2 million compared to a loss of $36.5 million in the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents of $249.3 million and total outstanding debt of $443.8 million consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $165.6 million for the twelve months ended December 31, 2023, compared to $268.9 million during the prior year period, which was primarily driven by improved working capital. Capital expenditures were $69.0 million for the twelve months ended December 31, 2023, compared to $206.2 million in the prior year period and, in addition, net proceeds from the sale of assets related to the YYF Transaction was $44.0 million for the twelve months ended December 31, 2023. Net cash from financing activities was $355.0 million reflecting the close on the previously announced financing transactions.

Net cash flows from operating activities for the twelve months ended December 31, 2023 was $165.6 million compared to $268.9 million during the prior year period. Free cash flow was an outflow of $234.7 million for the twelve months ended December 31, 2023 compared to an outflow of $475.1 million during the prior year period. The improvement in free cash flow was driven both by decreased net cash flows used in operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS financial measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is issuing its outlook for 2024. The Company expects:

•
Revenue growth for full year 2024 on a constant currency basis in the range of 5% to 10%,

•
Adjusted EBITDA loss in the range of $(35) to $(60) million, and
•
Capital expenditures for full year 2024 below $75 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2024, profitability improvement, long-term growth strategy, expected capital expenditures, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, including additional expected impairment charges and associated additional cash expenditures, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to successfully achieve any or all of the benefits of the YYF Transaction; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively navigate our shift to an asset-light business model; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing wars in Ukraine and Israel; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2023 and our Current Report on Form 6-K which was filed with the SEC on November 9, 2023, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue and Free Cash Flow as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charges and other costs related to discontinued construction of production facilities, asset impairment charge and other costs related to assets held for sale, costs related to legal settlement, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charges and other costs related to discontinued construction of production facilities, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirement;
•
Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Consolidated statement of operations

(unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share data)	2023	2022	2023	2022
Revenue	204,121	195,068	783,348	722,238
Cost of goods sold	(156,343)	(164,015)	(631,265)	(642,211)
Gross profit	47,778	31,053	152,083	80,027
Research and development expenses	(5,328)	(7,035)	(21,047)	(22,262)
Selling, general and administrative expenses	(80,721)	(107,901)	(373,396)	(412,799)
Other operating income and (expenses), net	(204,344)	(41,148)	(214,652)	(40,951)
Operating loss	(242,615)	(125,031)	(457,012)	(395,985)
Finance income and (expenses), net	(50,486)	3,098	48,847	(1,409)
Loss before tax	(293,101)	(121,933)	(408,165)	(397,394)
Income tax (expense)/benefit	(5,674)	(3,236)	(8,895)	4,827
Loss for the period	(298,775)	(125,169)	(417,060)	(392,567)
Attributable to:
Shareholders of the parent	(298,663)	(125,169)	(416,874)	(392,567)
Non-controlling interests	(112)	—	(186)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.50)	(0.21)	(0.70)	(0.66)
Weighted average common shares outstanding:
Basic and diluted	594,606,465	592,234,975	593,600,863	592,031,935

Consolidated statement of financial position

(unaudited)	December 31, 2023	December 31, 2022
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	130,326	127,688
Property, plant and equipment	360,286	492,952
Right-of-use assets	88,393	108,598
Other non-current receivables	44,378	7,848
Deferred tax assets	10,203	5,860
Total non-current assets	633,586	742,946
Current assets
Inventories	67,882	114,475
Trade receivables	112,951	100,955
Current tax assets	2,505	243
Other current receivables	33,820	17,818
Prepaid expenses	16,928	23,413
Cash and cash equivalents	249,299	82,644
	483,385	339,548
Assets held for sale	—	142,703
Total current assets	483,385	482,251
TOTAL ASSETS	1,116,971	1,225,197
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(233,204)	(171,483)
Accumulated deficit	(1,060,952)	(665,524)
Equity attributable to shareholders of the parent	333,994	791,143
Non-controlling interests	1,787	—
Total equity	335,781	791,143
Liabilities
Non-current liabilities
Lease liabilities	72,570	82,285
Liabilities to credit institutions	114,249	2,668
Provisions	10,716	7,194
Total non-current liabilities	197,535	92,147
Current liabilities
Lease liabilities	16,432	16,823
Convertible Notes	323,528	—
Liabilities to credit institutions	6,056	49,922
Trade payables	64,368	82,516
Current tax liabilities	2,732	5,515
Other current liabilities	13,873	11,823
Accrued expenses	121,338	123,037
Provisions	35,328	3,800
	583,655	293,436
Liabilities directly associated with the assets held for sale	—	48,471
Total current liabilities	583,655	341,907
Total liabilities	781,190	434,054
TOTAL EQUITY AND LIABILITIES	1,116,971	1,225,197

Consolidated statement of cash flows

(unaudited)	For the year ended December 31
(in thousands of U.S. dollars)	2023	2022
Operating activities
Net loss	(417,060)	(392,567)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	51,702	48,315
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	1,828	285
—Impairment loss on trade receivables	611	3,088
—Write-down of inventories	16,981	28,839
—Share-based payments expense	21,446	35,466
—Movements in provisions, pensions and government grants	36,341	3,800
—Finance expenses and (income), net	(48,847)	1,409
—Income tax expense/(benefit)	8,895	(4,827)
—Loss/(gain) on disposal of property, plant and equipment	675	(932)
—Impairment related to assets held for sale	—	38,293
—Impairment related to discontinued construction of production facilities	172,588	—
—Other	—	(226)
Interest received	9,630	2,145
Interest paid	(20,504)	(12,875)
Income tax paid	(18,098)	(2,960)
Changes in working capital:
—Decrease/(increase) in inventories	30,543	(55,018)
—(Increase)/decrease in trade receivables, other current receivables, prepaid expenses	(2,502)	6,991
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	(9,855)	31,828
Net cash flows used in operating activities	(165,626)	(268,946)
Investing activities
Purchase of intangible assets	(2,950)	(4,510)
Purchase of property, plant and equipment	(66,095)	(201,655)
Investments in financial assets	(1,651)	—
Proceeds from short-term investments	—	240,959
Proceeds from sale of assets held for sale	43,998	—
Net cash flows (used in)/from investing activities	(26,698)	34,794
Financing activities
Proceeds from Convertible Notes	324,950	—
Proceeds from liabilities to credit institutions	176,854	47,850
Repayment of liabilities to credit institutions	(102,848)	(1,032)
Repayment of lease liabilities	(11,411)	(10,899)
Payment of loan transaction costs	(32,550)	—
Cash flows from financing activities	354,995	35,919
Net increase/(decrease) in cash and cash equivalents	162,671	(198,233)
Cash and cash equivalents at January 1	82,644	295,572
Exchange rate differences in cash and cash equivalents	3,984	(14,695)
Cash and cash equivalents at December 31	249,299	82,644

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

	Three months ended December 31,		Twelve months ended December 31,
(unaudited)	2023	2022	2023	2022
(in thousands of U.S. dollars)
Loss for the period	(298,775)	(125,169)	(417,060)	(392,567)
Income tax expense/(benefit)	5,674	3,236	8,895	(4,827)
Finance (income) and expenses, net	50,486	(3,098)	(48,847)	1,409
Depreciation and amortization expense	14,618	13,835	51,874	48,600
EBITDA	(227,997)	(111,196)	(405,138)	(347,385)
Share-based compensation expense	4,687	7,741	21,446	35,466
Restructuring costs(1)	2,416	3,410	14,760	4,415
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	201,560	—	201,560	—
Legal settlement(3)	—	—	9,250	—
Asset impairment charge and other costs related to assets held for sale (4)	—	39,581	375	39,581
Non-controlling interests	112	—	186	—
Adjusted EBITDA	(19,222)	(60,464)	(157,561)	(267,923)

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in the EMEA and Americas segments. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to US securities class action litigation settlement expenses.
(4)
Relates to the YYF Transaction. See the Company's Form 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Net cash flows used in operating activities	(14,147)	(53,722)	(165,626)	(268,946)
Capital expenditures	(17,062)	(31,813)	(69,045)	(206,165)
Free Cash Flow	(31,209)	(85,535)	(234,671)	(475,111)